SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

ZCNSE C/T1/88/11/CT.

02060072

SEC File No: 82-3622

15 November 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

SEC MAIL PROCESSING RECEIVED NOV 25 2002 WASH, D.C. 154 SECTION

SUPPL

Dear Sir/Madam

SINGAPORE TELECOMMUNICATION LIMITED'S SUBMISSION TO SEC

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunication Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Christina Tan (Ms)
Legal Counsel

dlw 12/2

Encs.

MASNET No. 65 OF 13.11.2002
Announcement No. 79

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	12/11/2002
Date of change of interest:	12/11/2002
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	These shares were acquired through an open market transaction at shareholder discretion.

Shares held in the name of registered holder

No. of shares of the change:	(303,000)
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.3562
No. of shares held before change:	477,452,907
% of issued share capital:	2.68
No. of shares held after change:	477,149,907
% of issued share capital:	2.68

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	1,052,210,673	
% of issued share capital:	5.9	
No. of shares held after change:	1,051,907,673	
% of issued share capital:	5.9	
Total shares:	1,051,907,673	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 13/11/2002, date of receipt of notice, to the SGX

MASNET No. 44 OF 12.11.2002
Announcement No. 44

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	12/11/2002
Date of change of interest:	08/11/2002
Name of registered holder:	CDP : Temasek Holdings (Pte) Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Direct Interest - Transfer of Loyalty Bonus Shares

Shares held in the name of registered holder

No. of shares of the change:	(62,529,344)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	-
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	8,646,000	12,034,274,940
% of issued share capital:	0.05	67.51
No. of shares held after change:	8,646,000	11,971,745,596
% of issued share capital:	0.05	67.16
Total shares:	8,646,000	11,971,745,596

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 12/11/2002, the date of receipt of the notice, to the SGX

MASNET No. 23 OF 12.11.2002
Announcement No. 23

SINGAPORE TELECOMMUNICATIONS LIMITED

SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	11/11/2002
Date of change of interest:	11/11/2002
Name of registered holder:	DBS Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	These shares were disposed of through an open market transaction at shareholder discretion.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	(126,000)
% of issued share capital:	0.001
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.36
No. of shares held before the transaction:	466,618,915
% of issued share capital:	2.62
No. of shares held after the transaction:	466,492,915
% of issued share capital:	2.62

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,052,336,673	
% of issued share capital:	5.9	
No. of shares held after the transaction:	1,052,210,673	
% of issued share capital:	5.9	
Total shares:	1,052,210,673	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 12/11/2002, the date of receipt of notice, to the SGX

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	11/11/2002
Date of change of interest:	07/11/2002
Name of registered holder:	CDP : DBS Nominees
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Open Market Purchase

Shares held in the name of registered holder

No. of shares of the change:	65,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.37000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	8,581,000	12,034,274,940
% of issued share capital:	0.05	67.51
No. of shares held after change:	8,646,000	12,034,274,940
% of issued share capital:	0.05	0.05
Total shares:	8,646,000	12,034,274,940

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 11/11/2002, the date of receipt of the notice, to the SGX

MASNET No. 19 OF 11.11.2002
Announcement No. 19

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	08/11/2002
Date of change of interest:	08/11/2002
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest: **Please specify details:**	Others These shares were disposed of through an open market transaction at shareholder discretion.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	(220,000)
% of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.36
No. of shares held before the transaction:	477,672,907
% of issued share capital:	2.68
No. of shares held after the transaction:	477,452,907
% of issued share capital:	2.68

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,052,556,673	
% of issued share capital:	5.9	
No. of shares held after the transaction:	1,052,336,673	
% of issued share capital:	5.9	
Total shares:	1,052,336,673	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 11/11/2002, the date of receipt of notice, to the SGX

MASNET No. 17 OF 11.11.2002
Announcement No. 17

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	07/11/2002
Date of change of interest:	07/11/2002
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Transfer of shares into an existing client account.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	883,000
% of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction:	476,789,907
% of issued share capital:	2.67
No. of shares held after the transaction:	477,672,907
% of issued share capital:	2.68

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,051,673,673	
% of issued share capital:	5.9	
No. of shares held after the transaction:	1,052,556,673	
% of issued share capital:	5.9	
Total shares:	1,052,556,673	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 11/11/2002, the date of receipt of notice, to the SGX

MASNET No. 16 OF 11.11.2002
Announcement No. 16

SINGAPORE TELECOMMUNICATIONS LIMITED

SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	07/11/2002
Date of change of interest:	07/11/2002
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Transfer of shares from an existing client account.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	(600,000)
% of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction:	477,389,907
% of issued share capital:	2.68
No. of shares held after the transaction:	476,789,907
% of issued share capital:	2.67

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,052,273,673	
% of issued share capital:	5.9	
No. of shares held after the transaction:	1,051,673,673	
% of issued share capital:	5.9	
Total shares:	1,051,673,673	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 11/11/2002, the date of receipt of notice, to the SGX

MASNET No. 21 OF 08.11.2002
Announcement No. 35

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group of Companies, Inc.
Date of notice to company:	07/11/2002
Date of change of interest:	07/11/2002
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest: **Please specify details:**	Others These shares were acquired through an open market transaction at shareholder discretion.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	41,000
% of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.3855
No. of shares held before the transaction:	477,348,907
% of issued share capital:	2.68
No. of shares held after the transaction:	477,389,907
% of issued share capital:	2.68

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,052,232,673	
% of issued share capital:	5.9	
No. of shares held after the transaction:	1,052,273,673	
% of issued share capital:	5.9	
Total shares:	1,052,273,673	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 08/11/2002, the date of receipt of notice, to the SGX

MASNET No. 20 OF 08.11.2002
Announcement No. 34

SINGAPORE TELECOMMUNICATIONS LIMITED

SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group of Companies, Inc.
Date of notice to company:	07/11/2002
Date of change of interest:	07/11/2002
Name of registered holder:	DBS Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Transfer of shares into an existing client account.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	1,984,000
% of issued share capital:	0.01
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction:	464,634,915
% of issued share capital:	2.61
No. of shares held after the transaction:	466,618,915
% of issued share capital:	2.62

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,050,248,673	
% of issued share capital:	5.89	
No. of shares held after the transaction:	1,052,232,673	
% of issued share capital:	5.9	
Total shares:	1,052,232,673	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 08/11/2002, the date of receipt of notice, to the SGX

MASNET No. 19 OF 08.11.2002
Announcement No. 33

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group of Companies, Inc.
Date of notice to company:	07/11/2002
Date of change of interest:	07/11/2002
Name of registered holder:	DBS Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest: **Please specify details:**	Others These shares were acquired through an open market transaction at shareholder discretion.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	68,000
% of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.3855
No. of shares held before the transaction:	464,566,915
% of issued share capital:	2.61
No. of shares held after the transaction:	464,634,915
% of issued share capital:	2.61

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,050,180,673	
% of issued share capital:	5.89	
No. of shares held after the transaction:	1,050,248,673	
% of issued share capital:	5.89	
Total shares:	1,050,248,673	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 08/11/2002, the date of receipt of notice, to the SGX

MASNET No. 18 OF 08.11.2002
Announcement No. 32

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group of Companies, Inc.
Date of notice to company:	07/11/2002
Date of change of interest:	07/11/2002
Name of registered holder:	Citibank N.A. (Sing)
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Transfer of shares into an existing client account.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	740,000
% of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction:	1,907,160
% of issued share capital:	0.01
No. of shares held after the transaction:	2,647,160
% of issued share capital:	0.01

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,049,440,673	
% of issued share capital:	5.89	
No. of shares held after the transaction:	1,050,180,673	
% of issued share capital:	5.89	
Total shares:	1,050,180,673	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 08/11/2002, the date of receipt of notice, to the SGX

MASNET No. 10 OF 13.11.2002
Announcement No. 10

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

News Release - SingTel welcomes ACCC's decision

Attached is a news release made by Singapore Telecommunications Limited on the above.

NR-131102.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 13/11/2002 to the SGX

SingTel

SEC File No: 82-3622

News Release

SingTel welcomes ACCC's decision

Singapore, 13 November 2002 - Singapore Telecommunications Limited (SingTel) today welcomed the decision by the Australian Competition and Consumer Commission (ACCC) to allow the Content Sharing Agreement (CSA) between its subsidiary, SingTel Optus, and Foxtel, a pay TV operator in Australia, to proceed.

Mr Chris Anderson, Chief Executive of Optus, said: "The CSA is a breakthrough for Optus. All the very best subscription television content – in movies, sport, general entertainment and other genres - will now be seen on Optus Television.

"In turn, this will significantly strengthen Optus' bundled offerings of telephony, Internet and subscription television – because we will now have more appealing subscription television content to bundle with our telephony and Internet products.

"Foxtel will assume Optus' financial obligations under our existing subscription television content contracts. This will fundamentally improve the economics of Optus' local loop telephony, broadband Internet and subscription television businesses.

"With an improved product offering and better economics, Optus will now be an even more powerful competitor in local loop telephony, broadband services and subscription television.

"Concurrently, Optus will lease to Foxtel a substantial volume of capacity on the Optus C1 satellite, which is scheduled to launch in early 2003."

In summary the agreements will see:

- Foxtel assume Optus' financial obligations under its movie and other content arrangements;
- Optus add Foxtel content to its platform - Optus will also supply some content to Foxtel;
- Optus have the right to resell the Foxtel services until 2010; and
- Foxtel lease a substantial volume of capacity on the Optus C1 satellite.

As Optus disclosed to the market in March, the new content supply arrangements will have an annual EBITDA benefit of A$30 million per year; and the sale of C1 satellite capacity will generate annualised revenue of A$40 million per year.

"We are pleased the ACCC has approved the transaction, following lengthy and careful review. The new arrangements are good news for our customers, for Optus and for the Australian pay television industry.

"Today's decision secures Optus' presence as a powerful competitor in local loop telephony, in broadband internet and in subscription television," Mr Anderson concluded.

~~~~~~~~~~~~~~

About SingTel

SingTel is Asia's leading communications company with a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms. Serving both the corporate and residential markets, SingTel is committed to bringing the best of global communications to its customers in the Asia Pacific and beyond.

SingTel has extensive interests in submarine cable and satellite systems, including its co-owned ST-1 satellite and the pan-Asian C2C cable network. Its infrastructure development strategy is to ensure that its networks remain modern and efficient, and continue to meet the needs of its customers.

The SingTel Group has expanded into overseas markets, with investments in many countries and territories. In Australia, its wholly-owned subsidiary, SingTel Optus is a leader in integrated communications -- serving more than five million customers. The Group's major investments include Advanced Info Service of Thailand, the Bharti Telecom Group of India, Globe Telecom of the Philippines and Telkomsel of Indonesia.

SingTel has been recognised Best Asian Telecom Operator by industry publication, *TelecomAsia,* for five consecutive years since 1998. The Group's turnover for the year ended 31 March 2002 was S$7.34 billion (US$4.02 billion). More information can be found @ www.singtel.com.
~~~~~~~~~~~~~~

10.32am

MASNET No. 6 OF 13.11.2002
Announcement No. 6

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Media Release by Australian Competition & Consumer Commission

Singapore Telecommunications Limited wishes to announce that the Australian Competition & Consumer Commission ("ACCC") has accepted the Foxtel-Optus Pay TV deal. Attached is the media release by ACCC on the above.

ACCC media release.pc

We would like to request for an extension of suspension of trading of our securities until 11.00 am.

Submitted by Chan Su Shan (Ms), Company Secretary on 13/11/2002 to the SGX

confirmed with Tang & Cindy.

ACCC Accepts Foxtel-Optus Pay TV Deal

>

> The Australian Competition and Consumer Commission today announced the
> court-enforceable undertakings proposed by Foxtel, Optus, Telstra and
> Austar address the ACCC's concern about the potential anti-competitive
> effects of the planned pay-TV arrangements between Foxtel and Optus.
> The ACCC does not therefore intend to oppose the arrangements, which allow
> Optus and Foxtel to share pay TV programming.
> The undertakings provide access to programs for pay TV operators, broader
> choice for consumers and access to Telstra's cable network and Foxtel's
> set-top boxes.
> The decision follows extensive consultations between the ACCC and the
> industry since June, when the ACCC concluded the proposed arrangements
> were likely to have the effect of substantially lessening competition in a
> number of pay TV markets.
> "The majority of submissions considered rationalisation was necessary in
> the industry, which was suffering from high content costs and difficulty
> accessing quality content", ACCC Chairman, Professor Allan Fels, said
> today.
> "Pay TV operators will now have access to a more comprehensive range of
> programming, enabling them to offer pay TV consumers a broader range of
> programs, including popular movies and sports", he said.
> "Most of the concerns raised about the arrangements related to the ability
> of Foxtel to prevent meaningful competition in the pay TV industry by
> blocking competitors from using either its programming or its cable
> network". In order to address the concerns about access to programming,
> Foxtel and Austar have agreed to allow rival operators, such as TransACT
> and Neighbourhood Cable, to purchase their pay TV content at fair and
> commercial terms.
> "This also will facilitate new investment in broadband networks",
> Professor Fels said. The concerns about access to infrastructure, such as
> Telstra's cable network and Foxtel's set-top boxes, have been addressed by
> Foxtel and Telstra's undertakings to allow rival pay TV operators to use
> their analogue and proposed digital networks to provide competing pay TV
> services to consumers.
> "The terms and conditions Telstra and Foxtel impose for access to these
> networks are still to be subject to further consideration by the ACCC to
> determine whether they comply with the telecommunications access
> requirements of the Trade Practices Act 1974". Foxtel and Telstra have
> committed to 'digitise' the pay TV network, although this commitment is
> conditional on the passing of the Federal Telecommunications Competition
> Bill and further decision-making processes provided for in this proposed
> legislation.
> The proposed legislation allows potential investors to seek an exemption
> from the access regime which would otherwise apply if the services were
> regulated in the future. The digitisation of the network would be a
> positive outcome for consumers as it would result in more channels for
> content suppliers to distribute their product, new services such as
> interactive television and ultimately more choice for consumers.
> Professor Fels emphasised the undertakings are not intended to alter the
> pre-existing competitive landscape in the pay TV industry.
> "The ACCC's role is to decide whether the undertakings address the
> potential anti-competitive conduct or effects arising directly from the

> content-sharing arrangements", he said. "In this case there was evidence
> that the competitive position of Optus in the market was being adversely
> affected by its inability to access and supply key content to its
> customers. "The content-sharing arrangements should enable Optus to
> improve its programming and ensure consumers are offered a better quality
> pay TV service". Professor Fels said the undertakings also protect the
> availability of independent programming to consumers.
> The ACCC continues to be concerned about the level of vertical integration
> in the pay TV industry, particularly given the position of Telstra as a
> major shareholder in Foxtel. This leaves the ACCC with concerns about the
> appropriate regulatory regime in both pay TV and telephony markets.
> These will be considered in a report to Senator Richard Alston, Minister
> for Communications, Information Technology and the Arts, who has requested
> advice on how emerging market structures are likely to affect competition
> across pay TV and telecommunications.
> "This report will also include some of the concerns raised during the
> consultation process which the ACCC did not consider relevant to the
> transaction being considered", Professor Fels said. The ACCC will
> continue to monitor the pay TV and related industries closely and will
> take immediate action if any of the parties fail to comply with the spirit
> of the undertakings.
> Further information Professor Allan Fels, Chairman, (02) 6243 1129 or
> pager (02) 6285 6170 Mr Ross Jones, Commissioner (02) 6243 1178 Ms Lin
> Enright, Director, Public Relations, (02) 6243 1108 or (0414) 613 520 MR
> 279/02 13 November 2002
>

MASNET No. 15 OF 12.11.2002
Announcement No. 15

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - SingTel doubles Internet capacity for Vietnam's largest ISP

Attached is a news release made by Singapore Telecommunications Limited on the above.

NR-Release 121102.pd

Submitted by Chan Su Shan (Ms), Company Secretary on 12/11/2002 to the SGX

SingTel

SEC File No: 82-3622

News Release

SingTel doubles Internet capacity for Vietnam's largest ISP

VDC adds a second direct link to the SingTel Internet Exchange

Singapore, 12 November 2002 -- Singapore Telecommunications Ltd (SingTel) announced today that Vietnam Datacommunications Company (VDC), the largest Internet Service Provider (ISP) in Vietnam, will double its bandwidth capacity via the SingTel Internet Exchange (STiX).

VDC, which has close to 60 per cent share of the subscriber market in Vietnam, will use the additional bandwidth for greater diversity to meet customers' demand for faster, more reliable Internet connections, and to offer international data transport to businesses and consumers in Vietnam.

STiX is the largest provider of Internet bandwidth into Vietnam. It is also the largest Internet exchange in the Asia Pacific, providing Internet connectivity to more than 80 ISPs in over 30 countries in the region. STiX has nodes in eight countries -- Australia, Hong Kong, Japan, Korea, Taiwan, Singapore, United Kingdom and the United States. Besides having abundant connectivity to the US, STiX is also very well connected to many Asia Pacific countries such as China, India, and South East Asian countries. Through STiX, ISPs and multinationals operating in the region can route their IP communications to destinations within the Asia Pacific without going through the Internet backbone in the US.

Mr Vu Hoang Lien, Director of VDC said, "VDC has chosen to work with SingTel again as it has an excellent track record in the Asia Pacific. We are impressed with its ability to set up the links very quickly and meet all our technical requirements. VDC will not hesitate to work with SingTel again for our future Internet connectivity."

Mr Mark Chong, Chief Executive Officer of SingTel Global Offices, said: "SingTel is pleased that VDC has chosen us as its major bandwidth supplier. Through our extensive peering connectivity, SingTel can provide VDC with cost effective and reliable links for their Internet traffic to Singapore, Asia Pacific and other parts of the world."

SingTel has also worked with VDC on other communications services. It is the first foreign operator to offer Frame Relay service in Vietnam, in partnership with VDC, and is also the largest provider of Frame Relay connectivity into Vietnam today.

~~~~~~~~~~~~~~~~~~~~
~~~~~~~~~~~~~~~~~~~~

SingTel

SEC File No: 82-3622

About SingTel/ STiX

SingTel is Asia's leading communications company with a comprehensive portfolio of services that include e voice and data services over fixed, wireless and Internet platforms. Serving both the corporate and residential markets, SingTel is committed to bringing the best of global communications to its customers in the Asia Pacific and beyond.

The SingTel Internet Exchange (STiX) is Asia's largest Internet backbone with over 2.5 Gigabits per second of bandwidth connecting the Asia Pacific and the USA. STiX is the leading provider of Internet backbone connectivity and co-location solutions to regional ISPs, Internet-centric MNCs, global Internet Content Providers, Application Service Providers and E-business Solution Providers.

SingTel is a major investor in many of the world's most sophisticated submarine cable systems, such as SMW2 & 3, APCN, APCN2, China-US, Japan-US, Asia-Pacific Cable, C2C and i2i. With these submarine cable systems, SingTel is able to link together its global network and provide the *ConnectPlus* suite of managed services including STiX, international leased circuits, ATM, IP VPN and Frame Relay, offering international connectivity to its customers.

The SingTel Group has expanded into overseas markets, with investments in many countries and territories. In Australia, its wholly-owned subsidiary, SingTel Optus is a leader in integrated communications -- serving more than five million customers. The Group's major investments include Advanced Info Service of Thailand, the Bharti Telecom Group of India, Globe Telecom of the Philippines and Telkomsel of Indonesia.

SingTel has been recognised Best Asian Telecom Operator by industry publication, TelecomAsia, for five consecutive years since 1998. The Group's turnover for the year ended 31 March 2002 was S$7.34 billion (US$4.02 billion). More information can be found @ www.singtel.com

About VDC

VDC, a subsidiary under VNPT, is a leading company in the IT industry in Vietnam. VDC is one of the larger IXP/ISPs and occupies approximately 65 per cent of the market share of Internet Service Providers in Vietnam with growth of 200 per cent annually. VDC is the only ISP with Internet network coverage in 61 provinces and cities throughout Vietnam. Some of the main products and services provided by VDC include: Internet, Frame relay, online services, training and consulting services and IT Integrated solutions. Some recent projects include: design and set up of the accounting system, WAN for post offices in the cities and provinces all over the country; and designing and set up of the Internet network in all provinces and cities of Vietnam.

MASNET No. 4 OF 13.11.2002
Announcement No. 4

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Request For Suspension of Trading

The Singapore Exchange Securities Trading Limited,
20, Cecil Street, #26-01/08,
Singapore Exchange,
Singapore 049705.

Attention: Listings Manager

Dear Sirs,

We would like to request for suspension of trading of our securities with effect from 9.00 a.m. today until 9:30 a.m. pending an announcement to be issued by the Company.

Yours faithfully
Singapore Telecommunications Limited

Chan Su Shan (Ms)
Company Secretary

Submitted by Chan Su Shan (Ms), Company Secretary on 13/11/2002 to the SGX